--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                                      and
                                 SCHEDULE 13D/A

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                            Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                     Ordinary Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford, CT 06101
                           Tel. Number (860) 728-7000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                               ----------------

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  AF
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Ontario, Canada
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  WC & OO
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser"), and United Technologies Corporation, a Delaware corporation ("Parent"), hereby amend their joint Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 relating to an offer to purchase all outstanding ordinary shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"), at US$11.75 per Share (such Tender Offer Statement on Schedule 14D-1, the "Schedule 14D-1"). All terms defined in the Schedule 14D-1 have the same meanings in this Amendment.

Item 10. Additional Information.

  (b), (c) The following paragraph is hereby inserted after the last sentence:

    The 15-calendar-day waiting period applicable to the Offer under the HSR Act expired on July 21, 1999. The prescribed waiting period applicable to the Offer under the Competition Act (Canada) has also expired; however, the Minister of the federal Cabinet has not yet made a determination under the Investment Canada Act in respect of the application submitted by Purchaser on July 6, 1999. As discussed in Section 15 of the Offer to Purchase, the Minister has 45 days from the receipt of such application to make his determination and may extend this period for an additional 30 days.

  (e) The following sentence is hereby inserted after the last sentence:

    The complaint in the class action that had been filed against the Company and its directors by two shareholders of the Company in the Chancery Court for the State of Tennessee, Marshall County, Lewisburg was dismissed on the grounds set forth in the Memorandum Opinion dated July 20, 1999.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                            /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated July 22, 1999

                                 EXHIBIT INDEX

  The following item (a)(10) is hereby added to the Exhibit Index:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(10) Memorandum Opinion and the corresponding Certificate of Service, dated
         July 20, 1999, issued by the Chancery Court for the State of
         Tennessee, Marshall County, Lewisburg